Exhibit 17.1

May 18th, 2023 MS. JULIE SMOLYANSKY, CHAIRPERSON, PRESIDENT, CEO AND SECRETARY LIFEWAY FOODS INC. 6431 W. OAKTON ST. MORTON GROVE, IL 60053 BY CONFIDENTIAL FAX WITH HARD COPY TO FOLLOW BY FEDEX RE: Resignation Effective May 18, 2023 Dear Julie: Please consider this my notice of resignation from the Board of Directors of Lifeway Foods, Inc. (the “Company”), effective May 17, 2023. I have made this decision based recent board meetings, combined with my view that management is not open to my insights regarding the business nor interested in responding to critiques of management’s performance. Several recent calls and characterizations of board members intimated as much. Everything in this letter represents only my opinion even as to my recollection of events, and nothing more than that. Take them for what they are worth. Nothing is meant to assume I have the truth, only I have strong opinions, which I acknowledge are not necessarily shared by management. During the most recent board meeting we reviewed the first quarter 2023 results, which candidly were quite disappointing and showed little or no progress on certain initiatives, and no cohesive progress in running our core business. As noted in the Company’s May 15 2023 press release, sales did increase 11% quarter over quarter, but that increase has steadily shrunk. The third quarter 2022 saw a year over year increase of 27%, followed by the fourth quarter 2022 year over year increase of 15%. The most recent quarter now shows 11%. This I believe is a trend. Not only were the results disappointing, but for me the explanations were equally if not more unacceptable, as they regurgitated the rationales offered so many other times before to the board and the public through our quarterly filings, and therefore were not reassuring that management fully understands the many systemic shortcomings occurring around them. Each quarter in recent years memory has seen management make the same grandiose predictions for the future. A combination of excuses, then pivoting to rose colored glasses, then to the same conclusion, which is the future is so bright, and “a billion dollar” brand is just around the corner. And always a touch of the “what if’s” sprinkled throughout. At some point, playing a broken record will break the record player. That’s where I feel the board is today. I am further bothered by the fact that despite poor operating results, our compensation policy is beyond past a level where total compensation is not consistent with performance. Specifically the annual stock grants given out over the years to only one executive, the CEO, as a percentage of outstanding shares are unacceptably high. Companies our size should not be giving grants of around 1% of the outstanding shares year after year. This is one of the areas our compensation policy is out of control. DocuSign Envelope ID: 8BE87576 - A0CE - 41F9 - B3D5 - 7654411FE621

However, to vote against these grants is not possible, as the internal pressure is immense to continue with these grants, as well as with the total compensation proposed by the compensation committee. I cannot vote on these matters since I am not independent, however the makeup of the committee deems itself to be independent, but has shown time and time again they are not. In fact, the Chairperson of the compensation committee and the Lead Independent Director is a family friend of the CEO’s who vacations with her and spends significant religious Holidays together. As for the board itself, we were each instructed upon selection that consensus is a how the board operates. That to me in the end requires papering over real differences. It is ironic that during the last three plus years on the board, there has been not one dissenting vote on the board other than mine and Edward Smolyansky’s. No one else has ever voted either no nor abstained. That is the result of not truly reaching consensus, but needing to appear to be unified, and papering over differences because there is no confronting the brutal facts. That the board is driven by such a consensus model does not serve the needs of our shareholders. Given that reality, I cannot continue in good faith to be on a board that in my opinion operates in a manner inconsistent with good practice. Likewise, I wound not have agreed to take my issues outside the board room as you suggested. They belong properly put in a respectful manner in the board room. If you have objections to my manner and approach, I assure you I could have modulated that, but it is hard when probing questions are met with the same recitation heard so many times before. The probing is necessary to get to the facts, since deep and thoughtful insights and analyses are not forthcoming. I have also been very troubled that the board has permitted there to be meetings before, during , and after the board meeting, where individual board members are privy to information not available to the entire board. This is intended to, and does undermine the effectiveness and integrity of the board and the practice should be stopped. The board is not constituted by itself on behalf of the shareholders to do as you request and let “management propose and the board dispose.” Much work has been done on building effective communities such as a board, and when differences are papered over, or where people do not bring forth their true issues in the board room, I find that yet another signal that the management does not want to hear the true critical input in front of a well functioning board; nor is management ready to be confronted with all the brutal facts of its performance. This has been really the case during the last five quarters. For my part I believe the board’s role is to provide active, critical, probing, supportive, useful, constructive, insightful, helpful thoughts on many of the critical activities faced by management as the board member individually and collectively view appropriate . The charters are not acts of fiction. My comments on a more collaborative approach to the audit and corporate governance committee were taken directly from its charter published on our website, and yet it was said in so many words that it was impossible to follow the spirit or letter of the charter. I suggest people read the charter and either affirm its intent, or throw it out. And by confirming its intent, I mean in spirit and letter. It will serve you well. To end on a more positive note, please understand. The inner conflict between my personal values being very compromised by the actions of management, and to a lesser extent the board, necessitates this action. This is an ethical decision which I have weighed heavily on. I, along with your father Michael, co - founded Lifeway Foods over three decades ago, and I of course have a personal connection to it, so this decision does not come lightly, and I am happy to have more free time to spend with my newborn grandson. I am certain your management team will welcome my DocuSign Envelope ID: 8BE87576 - A0CE - 41F9 - B3D5 - 7654411FE621

departure. The best thing is to get rid of the nuisance who is asking the questions that do require the hard answers – asked not solely for me but for your shareholders. I wish you and the other members of the Board and the Company the very best in the months and years ahead, as I have enjoyed and learned much from this experience and from my fellow board members and management. Sincerely, /s/ Ludmila Smolyansky Ludmila Smolyansky DocuSign Envelope ID: 8BE87576 - A0CE - 41F9 - B3D5 - 7654411FE621